Filed by Lifezone Metals Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GoGreen Investments Corporation

Commission File No. 001-40941

The following is a transcript of a podcast recording by the ICR Podcast that was made available to the public. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. Lifezone Metals Limited (“Lifezone”) believes that none of these are material.

Episode Transcription

ICR Podcast - John Dowd & Chris Showalter

Hey there. It’s Tom Ryan, founder and CEO of ICR. Before we get into the next episode, I wanted to ask that you subscribe to the show. It will help us get even more unique and interesting guests on the podcast and in turn continue to educate management teams and the growing ecosystem that creates value for fast-growing private and public companies. And while you’re at it, head over to Apple podcasts and leave us a five-star rating. Very much appreciated.

Guest quote

Chris Showalter: “The supply chain for the mining industry has historically been incredibly logistically heavy and massively energy intensive.”

Teaser

Tom Ryan: Complacency in any industry always invites disruption and innovation.

Guest quote

John Dowd: “Coming up with a technology and commercializing a technology that improves the environmental footprint of mining is critical.”

Tom Ryan: Being a public company can be hard. Small missteps can have outsized consequences. I’m Tom Ryan, founder and CEO of ICR, and over the last 20 years we’ve helped thousands of companies understand and navigate the stock market and the media. We will demystify these and other increasingly complex stakeholder groups so you can focus on what you do best: building your company and unlocking your true potential. This is Welcome to the Arena.

<MUSIC STING>Subject Monologue

Tom Ryan: When it comes to legacy industries, it’s all too common for business processes to become embedded and stagnant, but with growing technological and environmental transformation across markets, there may be no choice but to change. Today’s guests are teaming up to promote a technology that could drive that change with the potential to disrupt the mining industry.

Guest Intro

Tom Ryan: Today we’re talking with John Dowd, CEO of GoGreen Investments, and Chris Showalter, CEO of Lifezone Metals. GoGreen is a special purpose acquisition company combining with Lifezone Holdings Limited in a go-public transaction set to list on the New York Stock Exchange in July under the symbol LZM.

John has over 30 years of energy and commodity investing experience and has received six Lipper Awards for best risk-adjusted performance in the energy sector. Previously, he researched energy companies for 11 years as a sell-side analyst. Needless to say, John has a deep understanding of what resonates with investors.

Chris is the CEO of Lifezone Metals. He brings a corporate finance and merchant banking background to the Lifezone team and has extensive experience across Africa. In addition to capital markets and fundraising, Chris brings strong expertise, originating, sourcing, and developing relationships across the continent. He held the role of Director and Partner at the merchant bank Hannam & Partners in Zimbabwe, where he focused on the African mining sector. Over six years in Zimbabwe, he has developed specific expertise in the platinum sector and advised a number of platinum mining companies. Prior to that he spent nine years at Goldman Sachs, where he held various roles in equity capital markets, while also exploring opportunities for Goldman across Southern Africa.

Let’s enter the arena with John Dowd and Chris Showalter.

John Dowd: So the goal of GoGreen is to help a private company access capital on Wall Street, right? GoGreen comes from a combination of helping fund a company that has a solution to climate change, and also the goal is to do so in a way that is profitable for shareholders.

So after 14 years of staring at a Bloomberg at Fidelity, green is my favorite color. We would root for the stocks to be green absolutely every day. And that’s our focus here.

Tom Ryan: I know you put together a big team with kind of diverse backgrounds, complimentary skill sets, and I think that’s lacking in a lot of SPACs for sure. That certainly de-risks the whole process. But how did you approach kind of the SPAC search process?

John Dowd: So, we put together a team of six individuals: two from clean energy, two from traditional energy and mining, and two from finance. The idea was to put together a management team that could quickly due diligence potential target companies, but also identify companies and increase our access to potential targets.

So most of the companies we looked at were sourced from either our management team or our board. We considered over a hundred different companies, but it was really looking at what we thought would resonate with investors, where we thought we could help, and what is necessary for the clean energy transition. Fundamentally, when we were going through the process, what we saw was a supply chain issue that needed addressing. ESG demands are driving up demand for batteries, but they’re also curtailing investment into mining. And that is, I think, the biggest disconnect out there. The idea that we can actually advance the energy revolution without a significant increase in investment in mining, and really a complete transformation regarding how mining is done. So this is our focus.

Tom Ryan: I think, given kind of what happened in 2021 and like A-Rod and Shaquille O’Neal doing SPACs and stuff, there’s been a bit of a perception issue, yet the structure itself is actually a great structure. Maybe talk about the advantages of kind of this structure in this transaction for you all.

John Dowd: You know, a straight IPO brings capital to a company. A SPAC brings capital and the skillsets and relationships of the SPAC management team. In this situation where a lot of communication is necessary, connecting the dots for investors to help them understand the need for clean mining and where it sits, I think a SPAC and the communication enabled by the SPAC format is actually appropriate.

Tom Ryan: Yeah, and I think, John, with your background, really understanding what resonates with investors, I found that kind of your partnering with key stakeholders is a huge advantage here. And, as an amateur kind of from the outside looking in, some of these partnerships certainly have provided a lot of comfort, I would imagine, to investors, like BHP being involved, the host government being involved. Maybe talk about that.

John Dowd: What attracted Lifezone Metals to me is a couple of things. It has control of one of the highest-grade, largest nickel sulfide deposits in the world. And nickel sulfide is a key ingredient for batteries around the world. The company has also received $100 million of investment from BHP in two different tranches. First, at the beginning of last year, a $40 million investment into its subsidiary, the Kabanga nickel asset, and also a $10 million investment into the company that holds the technology.

And then after about nine months of further due diligence, BHP invested another $50 million into the underlying asset. So BHP currently holds a 17% interest in the Kabanga asset, for $90 million, and about a 2% interest in Lifezone [Holdings Limited] from its investments. GoGreen is purchasing Lifezone in line with that last private market valuation.

Tom Ryan: Yeah, that’s huge.

John Dowd: Huge. So the valuation, in my eyes, valuation has been one of the key challenges to the SPACs over the past couple of years. In our search for finding a good target company, it’s important to remember how frothy the SPAC world was two years ago. So yes, we wanted a company that was attractively priced, and one of the key attractions for me in this transaction is that it is, first, one of the largest assets of this type in the world, and, second, that we’re able to get it in line with the valuation that BHP put on the company.

Tom Ryan: Yeah, that’s huge. And how do you think about, John, kind of like SPAC redemption rates and, it seems like the SPACs that have a great transaction have the financing there and have a way to assure investors that A) the valuation is right, B) redemption isn’t going to be an issue.

John Dowd: So we don’t have certainty. I don’t know that anybody has certainty over the redemption rates.

Let’s not do the financial engineering. Let’s put together a solid deal, a solid asset, solid management team, for a resource that is desperately needed by the auto industry globally. If the question is about financing and how do we make sure that we will have financing available for this asset, I think the supply and demand story for this asset speaks for itself. The auto industry desperately needs access to clean battery metals. Virtually every auto company in the world has announced a target for EV adoption or EV supply, and you see goals of 100% EV penetration in one company’s fleet, or 50% EV by the end of the decade. It’s not clear that there’s enough clean metal available for these companies to actually achieve these goals. So this is an asset that should be, according to WoodMac, low on the global cost curve. It has as a partner BHP, the world’s largest mining company measured by market cap. BHP has an option to progress and move its stake from 17% up to 61% once the feasibility study is complete, and it has the option to do that by injecting more money into the underlying asset. So when we’re looking at how this mine is going to be financed, I think it’s going to be financed in part by the SPAC, in part by BHP -- we’ve already seen that investment, in part by potentially selling offtake or monetizing offtake to auto companies or battery companies.

Tom Ryan: Yeah, and, you know, what struck me is, there’s just so much capital deployed into EVs and all of that. But you know, what makes this kind of so unique is, there just hasn’t been that much in the supply chain. And, certainly, clean metals is unique within that.

Chris, you have such a cool and interesting background. How did the Lifezone Metals opportunity come to you? And, you know, tell us about, John touched on it bigger picture, but what do you all do every day?

Chris Showalter: I kind of started out your traditional kind of Wall Street banker. I think probably expected to do an analyst program for two years and then kind of move on to something more interesting, given my environmental studies background.

And, 10 years later was still in that seat in Wall Street. And then, once the economic crisis came through, I was really determined at that point to switch gears and go and do something different and follow more of my pure interest in Africa overall. I decided to relocate to Zimbabwe, where I was running an investment bank in Zimbabwe, starting in 2010.

And that’s where I started getting very much introduced to the metals and mining space. And it’s not something that had been part of my career previously, but it gave me the opportunity to come into contact with Keith Liddell and Mike Adams, who were really the key founding partners and drivers of Lifezone.

And we were looking at that point at opportunities in South Africa, in Zimbabwe. I was their investment banker. So it’s one of these, standard, first relationships where you get to know someone over a period, whether you’re an advisor or an investment banker. And I think as a good off ramp from investment banking is when you get a glint in your eye for an exceptional opportunity and you really develop a rapport with the client you’re advising.

And for me, when I saw what Lifezone was capable of potentially doing with the technology, it was very exciting, and I wanted to go all in. So I came on board and really started working very closely with Keith and Mike at the beginning, very much focused on the South African project at Sedibelo Resources and really progressing that, arranging financing for that and getting that progressed as a transaction. And then it started, the application of the technology to other projects was really what we were eventually going to progress to. So that led us to Tanzania, where we identified the Kabanga nickel project, and that is now becoming a scalable business strategy where we’re looking to replicate what we’re doing in South Africa, but specifically in Tanzania, where we bring in new strategic partners to help us derive additional opportunities to implement our technology and clean up some of these dirtier mining supply chain issues that are really going to be critical if we’re going to produce clean metals for the future.

Tom Ryan: Lifezone Metals’ proprietary Hydromet technology is what sets their environmentally-friendly mining method apart from the traditional practice of smelting, which is both costly and messy. I asked Chris how the Hydromet technology works and what makes it superior.

Chris Showalter: Smelting is a dirty process. I mean, this is an archaic, energy-intensive process that’s been used for hundreds of years, and you have an enormous amount of sunk capital in the mining industry, and there’s been really a chokehold by the majors to control the funneling of more raw material into these smelters and furnaces that are set around the world.

So I think one of the big advantages of Hydromet is that we’re uniquely positioned to put smaller, more efficient, clean, water-based operations, pretty much right on the mine site. So I think it’s important to look at the mining supply chain. Not only is smelting fundamentally dirty, but you compound that whole factor by having to move raw materials around the world to where all these smelters exist. Tanzania is a great example where we were able to leverage the technology to look at a completely different business case for the Kabanga nickel mine, which is in Western Tanzania, and the previous business plan for that was to ship a raw commodity or a raw material out of Tanzania. You needed to implement infrastructure to effect that. You needed to ship that tens of thousands of kilometers all the way over to Canada, where it was going to be put into the dirty smelters. They were going to produce a smelter map, and they were going to send that to Norway for refining. So, it’s not only the energy savings that Hydromet potentially achieves. It’s the logistics and transport, and by being able to do that domestically, that’s also a major component because the supply chain for the mining industry has historically been incredibly logistically heavy and massively energy intensive. And so what we’re trying to do is we’re trying to solve both of those by locating clean processing technology in these host countries. And then we have the additional element of being able to provide these host countries the domestic beneficiation and value addition that everyone has as a major policy initiative right now.

Tom Ryan: It’s amazing how kind of archaic the whole process is, and it just developed over the decades. But that’s actually a great way to encompass it because it’s just so much more efficient, right?

Chris Showalter: It’s amazingly more efficient. I mean, I think when you look at, even if you look at the advent of traders in the market, so you take some of the biggest commodity traders, you have raw materials that are taken from places like Tanzania. They get sent to kind of that trading intermediary, and then they get shipped to all sorts of different locations where there’s furnaces and smelters all around the world. It’s incredibly CO2 intensive. So by consolidating all that and having a smart, efficient, optimized process domestically in a country, and the thing outside of the overall logistical and transport efficiencies, the fact that we can work with our host governments to give them the chance to maximize the value of their sovereign resource in their host country. For Tanzania, I think that’s one of the reasons we have such a strong relationship with Tanzania is because we’re providing them the opportunity to process their own endowment domestically.

Tom Ryan: Kind of the technical part of it, I did want to ask you why Kabanga nickel is kind of so low on the CO2 curve.

Chris Showalter: Back to your first question of, you know, the difference between pyromet and Hydromet. One of the major differences is really in pyromet, you’re taking that entire material, that whole raw concentrate, putting in that entire amount of material into a furnace and treating it at very high temperatures. What we do is we have a very selective, front end process called pressure oxidation, and we’re able to separate up to 95% of that waste rock or what we call gang material. And by doing that, we’re removing a lot of the unnecessary waste that’s thrown into those smelters. We’re selectively removing those and then going through a very efficient chlorination and filtration and separation process where we’re treating, say, that 5% of the material. So we automatically achieve massive energy savings by just separating out that material, and then we do it in a clean, efficient process to get it to final refined metal. So we’re removing a number of steps in the supply chain, and we’re using smart, innovative chemical processing to be much more efficient.

Tom Ryan: I thought one of the more unique things about this transaction is it just doesn’t seem like something that just anybody could pull together. It’s so complex with the different relationships and stakeholders. Maybe talk about, and you touched on it earlier, the partnering with the host government. Is Tanzania open for business? What should investors know about the climate over there that’s going to make them reassured about how things are happening? And obviously BHP is a huge part of validating that, but maybe talk about that.

Chris Showalter: Yeah, I think really what people can look at is really the track record of the current government. So President Hassan, when she came into power just about two years ago, she really had a very investor-friendly, opening-up policy initiative.

And she’s delivered on that objective. So I think when you look at the amount of additional companies coming into the country and the mining side, what Tanzania has done is really embraced a partnership model in the mining space. So this is a new policy construct that was really spearheaded by Barrick Gold and part of their negotiations in relationship with the government of Tanzania.

And they’ve set a precedent for this partnership model, and we’re following through on that vision from the Tanzanian government. And this pulls the Tanzanian government in as a true partner, whereas it’s not a relationship where the miner is paying taxes and royalties and there’s always this relationship where there’s no true, inherent connection and involvement together.

Whereas the partnership model, it really provides that new dynamic where they have a vested interest that they’re concerned, they want to know more about the project, and so it’s worked very well. The most demonstrable example of that is they’re aligned to make sure the project is profitable because they would receive dividends, whereas they’re not just passed royalties and taxes and, okay, if you guys make a lot of money, it doesn’t affect us. Not directly, but the actual participation as a shareholder. It’s a completely different mindset. And, we see that from our directors and how they engage with us at the board level, on behalf of government. So it’s, yeah, it’s very encouraging, and it’s leading to a whole bunch of other new mining licenses being granted, new investors coming into the country. So I think when you look at that momentous event of BHP coming back into Africa, and they’re coming into Tanzania, and they’re coming into the Kabanga nickel project, I think that speaks volumes to the direction the government’s going and how successful President Hassan has been. And I think it’s just continuing to go forward, and the evidence of that is, just look at the news flow of additional mining companies being granted new exploration licenses, new mining licenses, and how many more investors are now coming into Tanzania.

Tom Ryan: Just keeping with the theme of government, obviously the Inflation Reduction Act (“IRA”) is a huge tailwind behind the energy transition. Is nickel from Tanzania eligible for the IRA?

Chris Showalter: Yeah, so this is kind of a work in progress, and it’s been fascinating for me to see the aggressive engagement from the U.S. government, specifically when it comes to countries that possess anything that’s a battery metal, a critical metal. There’s a very strong policy push to really start engaging countries like Tanzania.

And so you saw Vice President Harris come several months ago to Tanzania. There’s no stronger demonstration of the importance of the relationship between the two countries than having that kind of state visit. And we were fortunate enough to be involved in the state dinner, and we were put up there on a pedestal as the type of project that the U.S. government would love to continue to support, and I think how that will manifest itself could be somewhere within the construct of the IRA. I think the rules and regulations don’t extend to non-free trade agreement countries, but I think the establishment of the mineral security partnership, which is a subset of this whole policy initiative, is able to embrace countries in Africa specifically, and Tanzania is part of that partnership. And what they’re working on right now, and they’re in discussions, is how Tanzania could get some preferential relationship between the two countries, within the whole entire construct of the IRA. The challenge with the IRA is, again, the free trade agreement. You need to be captured by one of those requirements. It’s going to come down to the definition of the component and components defined in the IRA as the anode and the cathode.

So potentially Tanzania could get captured within the IRA by providing that metal to the manufacturer of the battery essentially. So that’s one potential way the regulations could take shape, but it’s still a work in progress.

Tom Ryan: Kind of the elephant in the room in all of this is something that we’ve alluded to, but maybe not pinpointed. Like what do you see as the total addressable market for the business? I don’t know exactly how to attach numbers to it, but John, you’ve spent half a career doing that. How do you kind of talk about those things? Because it just seems gigantic to me.

John Dowd: So it is gigantic, right? What Chris is fundamentally talking about is reinventing how mining is done. Given the growing understanding of the importance of supply chain, everybody is acknowledging that everything that we consume is either grown or mined. Coming up with a technology and commercializing a technology that improves the environmental footprint of mining is critical. It’s absolutely critical for almost every product that we use. So it’s difficult to overstate the size of this potential market. You’ve seen the numbers that people throw out there for how much money is necessary to achieve the energy transition, and it’s in the trillions of dollars.

We’re in the very early innings of this transition, but the first requirement is to redo how we do mining. Let’s reinvent mining. Let’s lower the environmental footprint and the social footprint, and let’s do it right. And that’s what Chris and his team are doing.

Chris Showalter: Yeah, I think we’re at the really fortuitous position of being at the forefront of what is a very early stage. And I think what we’re doing is we’re demonstrating to the market that we have the ability to really change the whole entire dynamic of how mines should be looked at. Mines can produce battery metals and do it in a clean way, and I think we’re going to demonstrate that in Tanzania and then, our addressable market, as you said, that can extend not only to assisting other mines to clean up their supply chain, but that can extend to the recycling market.

So we’re doing a lot of work right now on the recycling of metals because that gets to, when you extend our vision, we can clean up mining operations, but at the same time, if you’re recycling metals and putting them into dirty smelters, you’re just compounding the problem. So not only do we need to clean up mining operations in the mining supply chain, we absolutely have to make sure that we’re recycling in a clean, thoughtful way to ensure that we’re capturing the value of recycling as well.

And so our technology is completely applicable to both mining operations, but then also recycling in a very optimized and clean processing method.

Big Takeaway

Tom Ryan: With the right partnerships and acquisitions, businesses have the potential to double their success. GoGreen and Lifezone Metals’ collaborative values and market foresight has placed their project at the forefront of an industry struggling to change. Their innovative thinking has the potential to challenge the mining industry’s practices and principles and propel it into a new era.

Tom Ryan: At Welcome to the Arena, we’re working really hard to bring you guests and great content. If you found this episode insightful, subscribe to the show on your podcast app and leave us a five-star rating. The more the show grows, the more interesting voices we can have on the podcast, and in turn, that should demystify a lot of the stakeholders around public companies and soon to be public companies. Thanks for listening.

Tom Ryan: I’d like to thank John Dowd and Chris Showalter for joining me on the show today. GoGreen acquiring Lifezone Metals is a transaction at the center of an exciting secular trend positioned to disrupt the mining industry as we know it.

This is Tom Ryan. We’ll see you next time....back in the arena.

Disclaimer: References to specific stocks are not intended to be recommendations for specific trading behavior. Comments presented on this podcast are intended for informational and educational purposes only and do not represent opinions or recommendations on whether to buy, sell, or hold shares of a particular stock.

All investors are advised to conduct their own independent research into individual stocks before making a trading decision. In addition, investors are advised that past stock performance is no guarantee of future price performance.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between GoGreen Investments Corporation (“GoGreen”) and Lifezone Holdings Limited (“Lifezone Metals”), the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company, including the efficacy of Lifezone Metals’ proprietary hydromet mineral processing technology (the “Hydromet Technology”) and the development of, and processing of mineral resources at, the Kabanga Project, and other statements that are not historical facts.

These statements are based on the current expectations of GoGreen and/or Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of GoGreen and Lifezone Metals. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by GoGreen’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Lifezone Metals or GoGreen for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Lifezone Metals and GoGreen; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; Lifezone Metals’ development of, and processing of mineral resources at, the Kabanga Project; the effects of competition on Lifezone Metals’ business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Lifezone to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change. However, while Lifezone Metals may elect to update these forward-looking statements in the future, Lifezone Metals specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Certain statements made herein include references to “clean” or “green” metals, methods of production of such metals, energy or the future in general. Such references relate to environmental benefits such as lower green-house gas (“GHG”) emissions and energy consumption involved in the production of metals using the Hydromet Technology relative to the use of traditional methods of production and the use of metals such as nickel in the batteries used in electric vehicles. While studies by third parties (commissioned by Lifezone Metals) have shown that the Hydromet Technology, under certain conditions, results in lower GHG emissions and lower consumption of electricity compared to smelting with respect to refining platinum group metals, no active refinery currently licenses Lifezone Metals’ Hydromet Technology. Accordingly, Lifezone Metals’ Hydromet Technology and the resultant metals may not achieve the environmental benefits to the extent Lifezone Metals expects or at all. Any overstatement of the environmental benefits in this regard may have adverse implications for Lifezone Metals and its stakeholders.

Additional Information and Where to Find It

In connection with the business combination, Lifezone filed a registration statement on Form F-4 (File No. 333-271300) (as amended, the “Registration Statement”) with the SEC, which includes a prospectus and preliminary proxy statement. The Registration Statement was declared effective on June 9, 2023 and GoGreen has mailed the definitive proxy statement/prospectus and other relevant documents relating to the business combination to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that GoGreen will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, ALL AMENDMENTS THERETO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus has been mailed to shareholders of GoGreen as of a record date of May 5, 2023 for voting on the business combination. Shareholders of GoGreen are also able to obtain copies of the proxy statement/prospectus without charge at the SEC’s website at www.sec.gov, or by directing a request to: GoGreen Investments Corporation, One City Centre, 1021 Main Street, Suite 1960, Houston, TX 77002.

Participants in the Solicitation

Lifezone, Lifezone Metals, GoGreen and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of GoGreen’s shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of Lifezone, Lifezone Metals, GoGreen in the Registration Statement. Information about GoGreen’s directors and executive officers is also available in GoGreen’s filings with the SEC.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.